EXHIBIT D-2


                            COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION

                                        AT RICHMOND, May 11, 2000

APPLICATION OF

WASHINGTON GAS LIGHT COMPANY AND
ITS AFFILIATED INTERESTS                                      CASE NO. PUA000010


For approval of transactions under the Code of Virginia of 1950, as amended, Title 56, Chapters 4 and 5, related to the formation of a holding company

                             ORDER GRANTING APPROVAL
                            -----------------------

     On February 28, 2000, Washington Gas Light Company ("Washington Gas" or "Company") and its affiliated interests (collectively referenced as "Applicants")1 filed an Application ("Application") with the State Corporation Commission for authority to enter into certain transactions which require approval under the Affiliates Act, ss. 56-76, et seq. of the Code of Virginia
                                              -- ---
("Code"), and the Utility Transfers Act, ss. 56-88, et seq. of the Code, in
                                                    -- ---
order to reorganize their corporate structure and create a holding company. The Applicants are also requesting Commission approval to modify certain


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1 Shenandoah Gas Company ("Shenandoah Gas") is currently a wholly owned subsidiary of Washington Gas. However, Washington Gas and Shenandoah Gas (jointly referenced as "the Companies") filed a petition with the Commission on October 6, 1999, for authority to merge Shenandoah Gas into Washington Gas. Such authority was granted, subject to certain conditions, by Order Granting Authority issued by the Commission on December 22, 1999, in Case No. PUA990071. The Companies also filed an Application with the Federal Energy Regulatory Commission ("FERC") for all necessary approvals related to the merger. That authority was granted by Order issued on February 28, 2000, in FERC Docket No. CP00-31-000. For purposes of this Application, Washington Gas assumes that the merger will be accomplished prior to undertaking the transactions contemplated in the captioned Application.


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restrictions placed on its affiliates' activities pursuant to Orders Granting
Authority issued in Case Nos. PUA980015 2 and PUA970019.3 On March 31, 2000, Washington Gas and WGL Holdings (together, "the Companies") filed an amendment to the Application. Specifically, the Companies filed a revised Service Agreement amending Schedule C to the Application.

     The Applicants specifically request (1) approval of the Agreement and Plan of Merger and Reorganization; (2) approval of the transfer of ownership of all of the common stock of Washington Gas from its current shareholders to WGL Holdings; (3) approval of the transfer of all of the common stock of the affiliated interests from Washington Gas to WGL Holdings; (4) approval of the Service Agreement between Washington Gas and WGL Holdings; (5) authorization to modify the recitals of each existing Service Agreement between Washington Gas and the affiliated interests to reflect the new relationship between the Company and its affiliated interests as "sister" subsidiaries of WGL Holdings rather than the old parent and subsidiary relationship; (6) removal of the restrictions placed on affiliate American Combustion, Inc., and American Combustion Industries, Inc. (collectively referenced as "ACI"4), in Ordering Paragraph

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2 Application of Washington Gas Light Company, For authority to engage in certain affiliate transactions, Case No. PUA980015, 1998 S. C. C. Ann. Rept. 190
(1998) (hereafter referenced as Case No. PUA980015).

3 Application of Washington Gas Light Company, For approval to enter into service agreements with selected subsidiaries, Case No. PUA970019, 1998 S.C. C. Ann. Rept. 151 (1998) (hereafter referenced as Case No. PUA970019).

4 American Combustion, Inc., was merged into American Combustion Industries, Inc., with American Combustion Industries, Inc., being the surviving corporation, effective March 30, 1999.


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(1) of the Commission's Order of August 7, 1998, Case No. PUA980015; and (7)
removal of the restrictions placed on Washington Gas Consumer Services, Inc. ("WG Consumer Services"), and Washington Gas Energy Systems, Inc. ("WG Energy Systems"), in Ordering Paragraph (2) of the Commission's Order of May 14, 1998, in Case No. PUA970019.

     Washington Gas is a public service company organized and existing under the laws of the Commonwealth of Virginia and the District of Columbia and is also qualified to conduct business in Maryland. In Virginia, Washington Gas provides natural gas distribution service to more than 342,000 customers in the Counties of Arlington, Fairfax, Loudoun, and Prince William, in the Cities of Alexandria, Fairfax, Falls Church, and Manassas, and in the Towns of Leesburg, Middleburg, and Vienna. Washington Gas also provides natural gas distribution service to more than 502,000 customers in the District of Columbia and Maryland.

     Washington Gas is currently a "holding company" under the Public Utility Holding Company Act of 1935 ("PUHCA"), 15 U.S.C. 79 et seq., by virtue of its ownership of 100% of the common stock of Shenandoah Gas. However, it is exempt from regulation by the Securities and Exchange Commission ("SEC") "under Section 3(a)(2) of PUHCA because it is 'predominantly a public utility company whose operations as such do not extend beyond the state in which it is organized and


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States contiguous thereto'."5  Upon the merger of Shenandoah Gas into Washington
Gas, Washington Gas will no longer be a holding company.

     Shenandoah Gas is a public service company organized and existing under the laws of the Commonwealth of Virginia. Shenandoah Gas currently provides natural gas distribution service in Virginia to more than 11,000 customers in the Counties of Clarke, Frederick, Shenandoah, and Warren, in the City of Winchester, and in the Towns of Berryville, Middletown, New Market, Stephens City, Strasburg, and Woodstock. As noted herein, Washington Gas and Shenandoah Gas received authority from the Commission to merge, subject to certain conditions, and also received all necessary approvals from FERC for the merger. Upon completion of the merger, Washington Gas will provide service to the former customers of Shenandoah Gas through its Shenandoah Division. Such service will be provided at the same rates, terms, and conditions as currently provided by Shenandoah Gas.

     Washington Gas, in addition to Shenandoah Gas, currently owns 100% of the outstanding shares of Crab Run Gas Company, Hampshire Gas Company, and Washington Gas Resources Corp. ("WG Resources") and 50% of the outstanding voting units of Primary Investors, L.L.C. WG Resources in turn owns 100% of the outstanding shares of WG Consumer Services, ACI Industries, Inc., and Washington Gas Energy Services, Inc. ("WG Energy Services"). WG Energy Services in turn


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5 Application at p. 6.


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owns 100% of the outstanding shares of Brandywood Estates, Inc., WG Energy
Systems, and Advanced Marketing Systems, Inc. Finally, Primary Investors, L.L.C., owns approximately 94% of Primary Service Group, L.L.C. These entities are referred to herein as the "affiliated interests."

     WGL Holdings, Inc. ("WGL Holdings"), is a Virginia corporation and a wholly owned subsidiary of Washington Gas, which was formed on January 13, 2000, for the purpose of accomplishing the proposed merger and reorganization. WGL Holdings owns all of the outstanding common stock of Washington Gas Acquisition Co. ("Acquisition"), a Virginia corporation also formed on January 13, 2000, for the purpose of accomplishing the proposed merger and reorganization. Neither WGL Holdings nor Acquisition owns any utility assets or securities or engages in any business at the current time.

     The Applicants also affirm that the Company and affiliates will not assert that WGL Holdings' status as a registered holding company under PUHCA preempts Virginia law relating to the transfer of utility assets, the determination of appropriate capital and corporate structure and the establishment of retail rates. In response to a Staff data request, dated March 29, 2000, the Applicants further affirmed that no services offered by Washington Gas or its affiliates nor any rates, charges, terms and conditions of utility service, or services, transfers of utility assets, or capital determinations which are now subject to the Virginia Commission's jurisdiction will, by virtue of the restructuring and reorganization, be preempted by FERC. The Applicants did state, however, that


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certain services provided by Washington Gas and its affiliates are now, and will continue to be, subject to FERC regulation after the restructuring and reorganization.

     The specific requests of the Applicants are discussed below.

APPROVAL OF THE AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

     The Applicants state that Washington Gas, WGL Holdings, and Acquisition entered into the Agreement and Plan of Merger and Reorganization dated January 13, 2000, whereby:

     (i) Acquisition, a wholly-owned subsidiary of WGL Holdings, will be merged with and into Washington Gas (the "merger"), with Washington Gas being the surviving corporation;

     (ii) each share of Washington Gas common stock outstanding immediately prior to the effective time of the merger will be converted into an equal number of new shares of WGL Holdings common stock;

     (iii)each share of Acquisition common stock outstanding immediately prior to the merger will be converted into shares of Washington Gas, resulting in WGL Holdings becoming the owner of all the outstanding shares of Washington Gas common stock; and

     (iv) the shares of WGL Holdings common stock held by Washington Gas immediately prior to the merger will be cancelled.


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


     As a result of the merger, the Applicants state that WGL Holdings will become a "public utility holding company" under PUHCA. The former holders of Washington Gas' common stock will own all of the WGL Holdings common stock outstanding immediately after the merger. Shares of Washington Gas' preferred stock outstanding immediately prior to the merger will remain outstanding, except for two convertible series, which have been called and, in accordance with their terms, were converted either to common stock or redeemed in cash effective February 1, 2000.6

     Any proposal to restructure a utility so that it is owned by a holding company raises the concern of possible impairment of a utility company's current credit quality and ability to attract capital on the most favorable terms after the proposed restructuring. In response to Staff inquiries about this concern, the Applicants state that Washington Gas plans to maintain its own programs for the issuance of long-term and short-term debt, independent of programs for WGL Holdings, Inc. The Applicants also indicate that they met with three major credit rating agencies, Moody's, Standard & Poor's, and Fitch, to discuss business and financing plans for the utility and the unregulated operations under the proposed holding company structure. Since that time, Moody's has reaffirmed its favorable credit ratings for Washington Gas, and Standard & Poor's outlook for the Company's credit ratings have remained "stable." In Staff's view, the maintenance and management of Washington Gas' credit quality


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6 The two series of preferred stock that have been called include (i) the $4.36
Convertible series, with 1,846 shares outstanding and a book value of $190,100 as of September 30, 1999, and (ii) the $4.60 convertible Series, with 556 shares outstanding and a book value of $56,900 as of September 30, 1999.


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is best accomplished by having Washington Gas maintain debt financing programs and credit ratings separate from WGL Holdings, Inc., or its affiliates. This type of financing arrangement also helps to maintain the relevance of the Washington Gas capital structure to reflect utility operations for ratemaking purposes.

     Money pools are common arrangements for the short-term borrowing and lending of excess cash among holding company affiliates. Since the Application did not include a specific request for authority for such an arrangement, and a money pool is not specifically addressed under Washington Gas' existing affiliate agreements, Staff asked the Applicants if they had plans to establish an inter-company money pool after the proposed restructuring. The Applicants responded that their plans call for the establishment of an inter-company money pool. While the Applicants' response outlined some of the expected parameters for such an arrangement, no formal money pool agreement governing such transactions was filed by the Applicants with the Commission.

     Staff also has concerns about the possible subsidization of unregulated operations having lower credit quality than Washington Gas under a money pool borrowing arrangement. Washington Gas may be able to maintain short-term borrowing (i.e., commercial paper) apart from a money pool. However, the imputed credit strength that WGL Holdings, Inc., would derive from Washington Gas could enable unregulated affiliates with lower credit quality to borrow at commercial


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paper rates instead of their stand-alone borrowing rates which could be at substantially higher rates like prime or prime plus. This issue will indirectly concern Staff's affiliate pricing guideline of higher of cost or market. While an unregulated affiliate may technically be borrowing from the money pool and not the utility, the utility's imputed credit quality may reduce the money pool's "cost" of the funds below what the unregulated affiliate could otherwise borrow at the market rate. Consequently, Staff recommends that any authority for money pool transactions between Washington Gas and its affiliates be considered in the context of a separate Application.

     Washington Gas further maintains that all of its current outstanding indebtedness and other obligations will remain on its financial records after the reorganization. In the future, however, equity capital will be obtained from WGL Holdings while debt securities will be issued to external sources directly by Washington Gas. Washington Gas also states that it will maintain the same capital structure that existed prior to the reorganization.

     The Applicants represent that the accounting treatment for the reorganization will be based on non-cash, non-taxable transactions, with resulting assets and liabilities recorded at historical cost amounts. After the consummation of the merger and reorganization, the consolidated financial statements of WGL Holdings are expected to be substantially similar to those of Washington Gas.


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     Washington Gas also represents that it will transfer all of the outstanding common stock of Crab Run Gas Company, Hampshire Gas Company, WG Resources, and its investment in Primary Investors, L.L.C., to WGL Holdings by noncash dividend after the reorganization. In addition, Washington Gas states that it will continue to provide natural gas distribution service to all of its customers in Virginia at the same rates, and under the same terms and conditions of service that are now currently in effect.

     Therefore, the Applicants recognize that all parties to the Agreement and Plan of Merger and reorganization qualify as "affiliated interests" of Washington Gas, as defined in ss. 56-76 of the Code and request approval of such agreement under ss. 56-77 and 56-84 of the Code.

APPROVAL OF TRANSFER OF OWNERSHIP

     The Applicants contend that the proposed corporate restructuring will be in the public interest because the creation of a holding company will strengthen their ability to compete effectively and provide superior service and value to customers and shareholders. In addition, according to the Applicants, the proposed new structure will support the vitality of the Company's regulated utility business while also providing financial and regulatory flexibility necessary to respond quickly and effectively to changing industry and economic conditions. The Applicants maintain that a holding company structure enhances the Company's ability to maintain a clear separation between the costs and operation of unregulated activities versus regulated utility business.


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     Therefore, the Applicants petition the Commission for authority to acquire and dispose of control of a public utility in order to effect the proposed restructuring pursuant to ss. 56-90 of the Code.

APPROVAL OF A SERVICE AGREEMENT BETWEEN WASHINGTON GAS AND WGL HOLDINGS

     Washington Gas represents in Schedule C to the Application that it has specialists who are experienced in the operations of gas utilities and related businesses, together with appropriate facilities and equipment through which it is prepared to provide certain services on a centralized basis to WGL Holdings. In addition, in Schedule D to the Application, Washington Gas states that the proposed Service Agreement is identical to Service Agreements between Washington Gas and its affiliates that were approved by the Commission in 1988 in Case No. PUA880021 and in subsequent cases, including Case Nos. PUA970019, PUA980015 and PUA990019.

     As noted on page 2, supra, on March 31, 2000, the Company filed a revised
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Service Agreement amending Schedule C to the Application to clarify that the services provided thereunder would only flow from Washington Gas to WGL Holdings rather than flowing to and from Washington Gas as stated in the original Service Agreement. Furthermore, the Company states that WGL Holdings will have no employees. Upon completion of the reorganization, WGL Holdings will register with the SEC pursuant to Section 5 of PUHCA. In addition, Section 13(a) of PUHCA prohibits a registered holding company from entering into any contract to provide services to any associated company that is a public utility. The


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Applicants, therefore, have requested approval of the proposed Service
Agreement, amended on March 31, 2000, under ss. 56-77 and 56-84 of the Code.

MODIFICATION OF THE RECITALS IN EXISTING SERVICE AGREEMENTS

     Washington Gas maintains that it provides management and other services to Shenandoah Gas and the affiliated interests under Service Agreements approved by this Commission as listed on Schedule B to the Application. Furthermore, Washington Gas states that, except for the existing Service Agreement between itself and Shenandoah Gas which will be cancelled effective upon the merger of Shenandoah Gas into Washington Gas, the terms and conditions of the existing Service Agreements between Washington Gas and the affiliated interests will remain in full force and effect following completion of the proposed Agreement and Plan of Merger and Reorganization.

     Washington Gas, therefore, requests authority to modify the recitals of each of the Service Agreements listed on Schedule B to the Application only to the extent necessary to reflect the new relationship between Washington Gas and each of the affiliated interests, effective following the reorganization. As previously stated, Washington Gas and the affiliated interests will then be sister subsidiaries of the new holding company.

REVISION OF RESTRICTIONS ON AFFILIATE ACTIVITIES IN CASE NOS. PUA980015 AND PUA970019

     In the Order issued August 7, 1998, in Case No. PUA980015, the Commission


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approved Service Agreements between Washington Gas and two subsidiaries
(previously referenced collectively as ACI). ACI is a mechanical contractor engaged primarily in the installation and maintenance of gas-fired boilers and chillers and the conversion of oil-fired heating systems to gas for commercial and governmental customers. Primarily, in connection with this work, ACI is also engaged in the removal of oil tanks and environmental remediation associated with the removal of oil tanks. In the last sentence of Ordering Paragraph (1) of that Order, the Commission stated that "[t]he approval of the Service Agreement shall be on condition that in Virginia, ACI shall provide such services only to WGL's gas customers."7

     In an Order on Reconsideration issued on September 15, 1998, the Commission explained the basis for its restriction. The Commission, relying on ss. 13.1-620 D of the Code, noted the prohibition against Washington Gas being in any other public service business or nonpublic service business "except as may be related or incidental to its natural gas service business." The Commission also found that this prohibition applied, as well, to any subsidiary of Washington Gas, since "...what the law prohibits the Company from doing directly, it also prevents it from doing indirectly, through a subsidiary,...."8

     The Applicants note that, following completion of the reorganization, ACI will no longer be a subsidiary of Washington Gas. As a result, they argue that


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7 Case No. PUA980015, 1998 S.C.C. Ann. Rept. at 191.

8 Case No. PUA980015, 1998 S.C.C. Ann. Rept. at 192.


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the restriction imposed on the activities of ACI in connection with the approval of the Service Agreement between Washington Gas and ACI in Case No. PUA980015 will no longer be appropriate. Therefore, Washington Gas requests the Commission to remove these restrictions on ACI.

     In an Order Granting Approval issued May 14, 1998, in Case No. PUA970019, the Commission approved Service Agreements between Washington Gas and three subsidiaries: WG Resources, WG Consumer Services, and WG Energy Systems. WG Resources serves as a holding company for the Company's non-utility operations. Consumer Services provides various consumer services, including the sale of miscellaneous consumer products and a commercial finance program. WG Energy Systems provides the commercial market with methods and products for increasing the energy efficiency of buildings. In Ordering Paragraph (2) of that Order, the Commission stated that:

          [t]he Service Agreements are approved only to support the provision of miscellaneous consumer products, such as fire extinguishers, and Commercial Finance Program services provided by [Consumer Services] and the provision, to the commercial market, of methods and products for increasing energy efficiency of buildings such as conversion to natural gas operations by [Energy Systems]. Subsequent Commission approval shall be required to support the provision of any additional services.9

     The Applicants observe that while the Commission did not explain the basis for the restrictions on the activities of these subsidiaries, they believe that


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9 Case No. PUA970019, 1998 S.C.C. Ann. Rept. at 151.


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the restrictions are also based on the "related to or incidental to" limitation of ss. 13.1-620 D. As previously noted, following the completion of the reorganization, WG Consumer Services and WG Energy Systems will no longer be subsidiaries of Washington Gas. As a result, according to the Applicants, the restrictions imposed on the activities of these companies will no longer be appropriate. Therefore, Washington Gas requests the Commission to remove these restrictions.

     NOW THE COMMISSION, upon consideration of the Application and the representations of the Applicants and having been advised by its Staff, is of the opinion and finds that the above described transactions are in the public interest and should be approved, subject to the conditions set out below. With respect to the disposition of control of Washington Gas as part of the restructuring and reorganization contemplated by this Application, the Commission finds that, subject to the conditions set forth below, adequate service to the public at just and reasonable rates will not be impaired or jeopardized by granting this Application.

     The Commission notes that Washington Gas responded on March 29, 2000, to a Staff data request, affirming Applicants' plans for the establishment of an inter-company money pool. The Commission finds, however, that such authority should be requested and considered in the context of a separate Application. Moreover, such Application should include a copy of the agreement governing


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money pool transactions and detailing the specific terms and conditions for such an arrangement so that the Commission may properly evaluate its public interest effects.

Accordingly,

     IT IS ORDERED THAT:

     1) Pursuant to ss. 56-77 of the Code of Virginia, the Agreement and Plan of Merger and Reorganization is hereby approved as filed subject to the representations made by the Applicants.

     2) Pursuant to ss. 56-90 of the Code of Virginia, the proposed restructuring is hereby approved as filed, subject to the Applicants representations that they will not assert in any forum that the Commission's jurisdiction over rates, charges, terms and conditions of utility service, or services, transfers of utility assets, the determination of appropriate capital and corporate structure, and establishment of retail rates is preempted.

     3) Pursuant to ss. 56-77 of the Code, the revised Service Agreement between Washington Gas Light Company and Washington Gas Holdings, Inc., is hereby approved subject to the conditions described in Ordering Paragraph 6) herein, effective upon completion of the reorganization.

     4) No changes in the terms, conditions, or types of services described in the Service Agreement between Washington Gas and WGL Holdings approved herein shall be made without prior Commission approval.


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


     5) The approval granted herein for the Service Agreement between Washington Gas and WGL Holdings shall not preclude the Commission from exercising its authority under the provisions of ss. 56-78 through 56-80 of the Code hereafter.

     6) All services provided by Washington Gas to WGL Holdings or any other affiliate shall be at the higher of cost or market. All estimated costs shall be adjusted to actual on a quarterly basis. Appropriate documentation of such transactions shall be made available for Staff review upon the Staff's request.

     7) All services provided to Washington Gas by any affiliate shall be at the lower of cost or market. Appropriate documentation of such transactions shall be made available for Staff review upon the Staff's request.

     8) Washington Gas shall have the burden of proving that all goods and services provided to any affiliate have been provided on the most favorable terms and conditions reasonably available in the market, which shall include a showing that such goods or services have been provided at the higher of cost or market.

     9) Washington Gas shall have the burden of proving that all goods and services received from any affiliate have been procured on the most favorable terms and conditions reasonably available in the market, which shall include a showing that such goods or services could not


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          have been procured at a lower cost from non-affiliate sources or that
          Washington Gas could not have provided the services or goods to itself at a lower cost.

     10) The approval granted herein shall have no ratemaking implications. Any cost of service issues arising as a result of the authority granted herein shall be addressed in future earnings tests or rate proceedings.

     11) Washington Gas personnel shall meet with the Commission's Division of Public Utility Accounting Staff on a quarterly basis, starting with the first full quarter after the merger and reorganization, to advise Staff concerning the types of services and activities being provided by Washington Gas to its affiliates, costs incurred, savings realized, organizational structure changes, and any other related issues. The meetings shall continue until such time as the Staff of the Division of Public Utility Accounting believes such meetings are no longer necessary and shall so advise the Commission.

     12) The Applicants request to modify the recitals in certain existing Service Agreements (Schedule B to the Application) to reflect new relationships between Washington Gas and the affiliated interests as "sister" subsidiaries of WGL Holdings rather than as parent and subsidiary is hereby approved prospectively upon accomplishment of the reorganization.

     13) The restrictions on affiliate activities detailed in ordering Paragraph (1) of our August 7, 1998, Order in Case No. PUA980015 and


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          in Ordering Paragraph (2) of our May 14, 1998, Order in Case No.
          PUA970019 are hereby removed prospectively upon accomplishment of the reorganization.

     14) The Commission reserves the right to examine the books and records of any affiliate in connection with the authority granted herein whether or not this Commission regulates such affiliate. Washington Gas shall include in all general rate proceedings and Annual Informational Filings evidence that the pricing policies stated herein have been followed.

     15) In accordance with the representations made in the Application, the Applicants shall not assert, in any future proceeding, that the Commission's ratemaking authority is preempted by federal law with respect to the Commission's retail ratemaking treatment of any charges from any affiliate to Washington Gas or from Washington Gas to any affiliate.

     16) The transfer or assignment by Washington Gas after the merger of any real or personal property to any other affiliate shall require additional Commission approval in accordance with ss. 56-77 of the Code.

     17) The Applicants shall bear the full risk of any preemptive effects of the 1935 Act and shall take all such actions as the Commission finds necessary to hold Virginia ratepayers harmless from rate increases or lost opportunities for rate decreases arising from the affiliate relationships and restructural reorganization requested in this Application.


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     18)  Washington Gas shall include all transactions under all agreements in the Application in The Annual Report of Affiliated Transactions to be filed with the Director of Public Utility Accounting of the Commission by no later than May 1 of each year. Such report shall include all agreements with affiliates regardless of the amount involved and shall supersede all other affiliate reporting requirements previously ordered.

     19) Compensation for the use of capital shall be stated separately in each billing to an affiliate. An annual statement to support the amount of compensation for use of capital billed for the previous twelve months and how it was calculated shall be included in The Annual Report of Affiliated Transactions to be filed with the Director of Public Utility Accounting of the Commission by no later than May 1 of each year.

     20) Washington Gas shall keep their accounting books and records in a manner that will allow all components of the cost of capital to be easily identified.

     21) The Applicants shall not create joint lines of credit or implement guarantees, collateralization, or support agreements between Washington Gas and WGL Holdings or its subsidiaries without prior Commission approval.

     22) The authority granted herein does not constitute or imply approval of any money pool agreement or related obligations subject to Chapters 3 and 4 of Title 56 of the Code. Washington Gas must seek additional


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          authority from the Commission if it desires to enter into any money pool agreement or related obligations subject to Chapters 3 and 4 of the Title 56 of the Code.

     23) The authority granted herein does not constitute or imply approval of any security obligations subject to Chapter 3 of the Title 56 of the Code. Washington Gas must seek additional authority from the Commission to engage in such transactions.

     24) If PUHCA is repealed, amended, or replaced by future legislation, the Applicants shall meet with the Commission Staff after passage of such legislation and reach an agreement in good faith whether and how any transactions approved in the Application have been affected by such legislation and whether the approvals granted herein should be revised or terminated. In the event the Applicants and Staff are unable to reach agreement, the unresolved issues shall be submitted to the Commission for resolution.

     25) Washington Gas shall file with the Commission's Division of Public Utility Accounting a copy of all documents or reports filed with the SEC under the 1935 Act by WGL Holdings as well as copies of all orders issued by the SEC directly affecting Washington Gas' and WGL Holdings' accounting practices.


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


     26) Washington Gas shall have copies of its cost and or market price studies for services provided to WGL Holdings and for services received from and provided to other affiliates available for Staff review upon request.

     27) The Applicants shall give consideration to establishing a separate subsidiary (Service Company) for the provision of services to WGL Holdings and all affiliates in the corporate structure.

     28) This matter shall be continued generally, subject to the continuing review, audit, and appropriate directive of the Commission.


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